------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER           3235-0287
                                                  EXPIRES:     DECEMBER 31, 2001
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE ....... 0.5
                                                  ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5
     OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(B).

(Print or Type Response)
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1. Name and Address of Reporting Person(*)

   Mehra                Sanjeev                  K.
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   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co., 85 Broad Street
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                                    (Street)

   New York              NY                     10004
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   ProMedCo Management Company (NASDAQ:PMCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   July/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

FORM 4 (continued)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series A            $2.50    7/13/00  S               77,273 Immed.   6/12/07  Common    3,090,920  (2)   347,727   I(1)     (1)(3)
Convertible                                             (2)                    Stock
Preferred
Stock
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Series B            $4.00    7/13/00  S               22,727 Immed.   6/12/07  Common      568,175  (2)   102,273   I(1)     (1)(3)
Convertible                                             (2)                    Stock
Preferred
Stock
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
Explanation of Responses:  (SEE ATTACHED PAGES)




  /s/ Roger S. Begelman                                     August 10, 2000
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date
Sanjeev K. Mehra by Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                   Form 4
                          Explanation of Responses

Item 1:   Sanjeev K. Mehra
          c/o Goldman, Sachs & Co.
          85 Broad Street
          New York, NY 10004
Item 2:   ProMedCo Management Company (NASDAQ:PMCO)
Item 4:   July 2000
------------------------------------------------------------------------

(1) The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

(2) Pursuant to the Stock Purchase Agreement, dated as of July 13, 2000, by and among MTS Investors E, L.P., a Delaware limited partnership ("MTS"), and certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing partner (the "Limited Partnerships"), the Limited Partnerships sold to MTS (i) an aggregate of 77,273 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock") of ProMedCo Management Company (the "Company") for $7,495,481 (or $97.00 per share of Series A Preferred Stock) and
       (ii) an aggregate of 22,727 shares of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock") for $2,204,519 (or $97.00 per share of Series B Preferred Stock). Such shares of Series A Preferred Stock and Series B Preferred Stock that were sold on July 13, 2000 had been acquired for $97.00 per share on June 12, 2000 in certain transactions that had been approved by the Company's board of directors and by the holders of a majority of the shares of Common Stock at a special meeting of the Company's stockholders held on June 12, 2000, and, to the extent such purchase transactions were reportable by reason of a director relationship with the issuer, that were exempt transactions with the issuer.

(3) Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 16,465,905 shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), as a result of the deemed beneficial ownership of 347,727 shares of Series A Preferred Stock and 102,273 shares of Series B Preferred Stock by the Limited Partnerships.